UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026
Commission file number: 001-38203
Mynd.ai, Inc.

(Exact name of Registrant as specified in its charter)
Not applicable

(Translation of Registrant’s name into English)

Maples Corporate Services Limited,
PO Box 309,
Ugland House,
Grand Cayman KY1-1104
Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Yes Form 40-F ☐ No

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Mynd.ai, Inc. (the "Company") maintains the Mynd.ai, Inc. Equity Incentive Plan (the "Plan"), under which the Company may grant equity awards covering its ordinary shares, par value $0.001 per share ("Ordinary Shares"), together with a corresponding number of the Company's American Depositary Shares (the "ADSs"). Each ADS represents ten (10) Ordinary Shares.
On June 17, 2026, the Company's Board of Directors (the "Board") approved an amendment to the Plan (the "Amendment") to increase the number of Ordinary Shares available for issuance under the Plan by a one-time amount of 106,000,000 Ordinary Shares.
This increase of 106,000,000 Ordinary Shares available for issuance under the Plan which has been implemented by the Amendment is in addition to the increases of 27,731,110 Ordinary Shares and 28,374,850 Ordinary Shares available for issuance under the Plan which occurred on January 1, 2025 and January 1, 2026, respectively, due to the evergreen provision of the Plan (the “Evergreen Provision”). Pursuant to the Evergreen Provision, the number of Ordinary Shares available for issuance under the Plan is subject to an automatic annual increase, on the first day of each calendar year during the term of the Plan, equal to the lesser of: (i) five percent (5%) of the number of Ordinary Shares outstanding, on a fully diluted basis, on the last day of the immediately preceding fiscal year; and (ii) such smaller number of shares as the Board may determine in its discretion.
This Report on Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statements: (i) on Form S-8 (Registration Number: 333-278480); and (ii) on Form F-3 (Registration Number: 333-280853), each as filed with the U.S. Securities and Exchange Commission and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.
Forward-Looking Statements
Certain statements made in this Report on Form 6-K are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “plan,” “will,” “believe,” “anticipate,” “doubt,” “expect,” “intend,” and similar terms and phrases are used in this Report on Form 6-K to identify forward-looking statements. Actual results may differ materially from the results anticipated by the Company’s forward-looking statements due to certain risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s filings with the Securities and Exchange Commission. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and the Company assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mynd.ai, Inc.

	By:	/s/ Arthur Giterman
	Name:	Arthur Giterman
Date: June 23, 2026	Title:	Chief Executive Officer & Chief Financial Officer